Final Term Sheet

$750,000,000 3.60% Senior Notes due 2024

Filed Pursuant to Rule 433

Registration No. 333-184137

September 2, 2014

Issuers:	Plains All American Pipeline, L.P. and PAA Finance Corp.

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Ratings (Moody’s / S&P)*:	Baa2/BBB

Pricing Date:	September 2, 2014

Settlement Date (T+5):	September 9, 2014

Maturity Date:	November 1, 2024

Principal Amount:	$750,000,000

Benchmark:	UST 2.375% due August 15, 2024

Benchmark Yield:	2.418%

Spread to Benchmark:	+120 bps

Yield to Maturity:	3.618%

Coupon:	3.60%

Public Offering Price:	99.842%

Net Proceeds (after estimated expenses) to the Partnership:	$742.7 million

Make-Whole Call:	T+20 bps

Call at Par:	On or after August 1, 2024

Interest Payment Dates:	May 1 and November 1, beginning on May 1, 2015

CUSIP / ISIN:	72650R BF8 / US72650RBF82

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. BNP Paribas Securities Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated DNB Markets, Inc. Mizuho Securities USA Inc.

Co-Managers:

BBVA Securities Inc.

SMBC Nikko Securities America, Inc.

BMO Capital Markets Corp.

CIBC World Markets Corp.

Fifth Third Securities, Inc.

ING Financial Markets LLC

Regions Securities LLC

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Delivery of the notes is expected to be made against payment therefor on or about September 9, 2014, which is the 5th business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The issuers have filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533 (collect), Barclays Capital Inc. at 1-888-603-5847, BNP Paribas Securities Corp. at 1-800-854-5674 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.